Commission File No. 0-27656

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K
Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[Fee Required] for the year ended December 31, 2001

or

Transition Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[No Fee Required] for the Transition Period
from _______ to _____ Commission File Number ________

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

CHILDTIME LEARNING CENTERS, INC.

(Name of issuer of the securities held pursuant to the Plan)

38345 West 10 Mile Road, Suite 100
Farmington Hills, Michigan 48335

(Address of principal executive offices)

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Contents

Page(s)

Report of Independent Accountants	1
Financial Statements
Statement of Net Assets Available for Benefits at December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4-7
Supplemental Schedule Schedule of Assets Held for Investment Purposes at December 31, 2001	8
Exhibit
Consent of Independent Accountants with respect to the financial statements of the Childtimes Children’s Centers 401(k) Retirement & Savings Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001	23.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHILDTIME CHILDREN’S CENTER’S 401(k) SAVINGS & RETIREMENT PLAN

By: /s/ Len Tylka

Len Tylka Chief Financial Officer Childtime Learning Centers, Inc.

Date: June 26, 2002

Report of Independent Accountants

To the Participants and Administrator of
Childtime Children’s Centers 401(k)
Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

June 12, 2002

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Statement of Net Assets Available for Benefits
At December 31, 2001 and 2000

	2001	2000

Investments, at fair value
Mutual funds	$4,943,427	$4,680,448
Company stock fund	147,614	128,830
Participant loans	67,832	35,721

Total investments	5,158,873	4,844,999
Cash	—	2,783
Contributions receivable
Participant	76,484	54,026
Employer	11,480	7,775
Other receivable	56,977	68,676

Net assets available for benefits	$5,303,814	$4,978,259

The accompanying notes are an integral part of the financial statements.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions
Investment income
Interest and dividend income	$119,608
Net appreciation (depreciation) in fair value of investments (see note 2)	(310,361)

Total investment income	(190,753)
Contributions
Participants	729,565
Employer	110,268

Total contributions	839,833

Total additions	649,080

Deductions
Benefit payments	323,525

Net increase/(decrease)	325,555
Net assets available for benefits, beginning of year	4,978,259

Net assets available for benefits, end of year	$5,303,814

The accompanying notes are an integral part of the financial statements.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Notes to Financial Statements

1.	Plan Description

The following description of the Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

Childtime Childcare, Inc. (the “Company”) established the Childtime Childcare, Inc. 401(k) Savings & Retirement Plan effective June 1, 1991. On August 13, 1997, the Board of Directors of Childtime Childcare, Inc. amended the name of the Plan to read the Childtime Children’s Centers 401(k) Savings & Retirement Plan. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed one year of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During the 2000 plan year, a former administrator of the plan went into receivership. They administered the Plan’s disbursement and contribution transactions between the Plan’s Recordkeeper and the Company. As of December 31, 2001, the plan was owed $56,977 by the former administrator.

Contributions and investment options

Participants may contribute up to 15 percent of their eligible earnings as defined in the plan agreement. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in 1 percent increments in any of 9 investment options. These options are professionally managed mutual funds, including Childtime Learning Centers, Inc. common stock, and vary in their respective strategies, risks, and goals. Participants may change their investment options daily. Each year, the Company matches 25 percent of employee contributions up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

Participant accounts

An account is maintained on behalf of each participant by the Recordkeeper. On a quarterly basis, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Vesting

A participant’s account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the plan agreement.

Payment of benefits

The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

Payments to participants upon termination of service are made in the form of a lump-sum distribution.

Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Notes to Financial Statements

1.	Plan Description (continued)

Participant loans

Upon written request of individual active participants, the Plan’s administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2001, interest rates on participant loans range from 8.25 percent to 11.50 percent.

Forfeited employer contributions

At December 31, 2001, forfeited nonvested employer contributions totaled $18,484 and will be used to reduce future employer contributions.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Financial statement presentation

The financial statements are prepared on the accrual basis of accounting.

Investments

Investments in the Company’s common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Franklin Small Cap Growth Fund, Templeton Foreign Fund, Washington Mutual Investors Fund, Bond Fund of America, The Growth Fund of America, Vanguard 500 Index Fund, The American Balanced Fund, and the AIM Cash Reserves Shares are valued by the fund managers on the basis of established market prices of fund investments at the end of the year. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

Cash

Cash items represent pending transfers between investment funds options that have not settled as of the plan year-end. The cash does not bear interest and does not include unrealized appreciation (depreciation).

Net appreciation (depreciation)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the plan agreement.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Benefit payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds and Childtime Learning Centers, Inc common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the statement of net assets available for benefits. Due to the short-term nature of the Plan’s receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.

3.	Tax Status

The Internal Revenue Service had determined and informed the Company by a letter dated April 4, 1996, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter to allow participants to invest in common stock of the Company; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Related Party Transactions

For the periods ended December 31, 2001 and 2000, the Company paid for the administrative expenses of the Plan. The Chief Financial Officer of the Company is the Trustee of the Plan.

5.	Benefits Payable

There were no benefits payable to participants who became eligible to take distributions from the Plan at December 31, 2001 and 2000.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Notes to Financial Statements

6.	Investments

The following investments represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000:

	2001	2000

Franklin Small Cap Growth Fund — Class A, 22,145 and 19,876 shares, respectively	$750,890	$870,950
Templeton Foreign Fund — Class A, 31,561 and 28,050 shares, respectively	340,150	326,342
Washington Mutual Investors Fund, 29,654 and 24,610 shares, respectively	1,876,459	860,868
Bond Fund of America, 30,752 and 33,099 shares, respectively	576,174	393,324
AIM Cash Reserves Shares, 790,000 and 885,145 shares, respectively	815,251	790,000
American Balanced Fund, 35,264 shares	558,936	—

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $310,361 as follows:

Mutual funds	$(285,293)
Childtime Learning Centers, Inc. Company Stock Fund	(25,068)

$(310,361)

7.	Other

Differences between the data shown on pages 2 and 3 of this report and the Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform to the financial statements to the accrual basis of accounting.

Childtime Children’s Centers
401(k) Savings & Retirement Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2001

			(e)
	(b)	(c)	Current
(a)	Identity of issuer,	Description of investment	value

*	Franklin Templeton	Small Cap Growth Fund - Class A	$750,890
*	Franklin Templeton	Foreign Fund - Class A	340,150
*	The American Funds Group	Washington Mutual Investors Fund	1,876,459
*	The American Funds Group	American Balanced Fund	558,936
*	The American Funds Group	Bond Fund of America	576,174
*	The American Funds Group	The Growth Fund of America	15,068
*	AIM Funds	Cash Reserve Shares	815,251
*	The Vanguard Group	Vanguard 500 Index Fund	10,499
*	Childtime Learning Centers, Inc	Childtime Leaning Centers, Inc. Stock	147,614
*	Participant loans	Participant loans (interest rates
		from 8.25% to 11.50%)	67,832

			$5,158,873

*Party-in-interest transaction.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Independent Accountants